Filed by Travelocity.com Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Act of 1934

Subject Company: Travelocity.com, Inc.
SEC File No. 333-95757

FOR RELEASE: Wednesday, March 1, 2000

Travelocity.com Announces New Executive Team

New Appointments To Lead Travelocity.com in 2000

FORT WORTH, Texas - Travelocity.com, the online travel expert, today announced the formation of a new executive team to lead the company after the completion of its merger with Preview Travel slated to occur after the stockholders meeting on March 7, 2000.

"The new executive team adds to our leadership momentum and strategy moving forward, " said Terrell B. Jones, president and chief executive officer for Travelocity.com. "With seasoned executives in place, we are well-poised for continued growth and success."

The new Travelocity.com executive team has been restructured to include the following:

Ramesh Punwani, Chief Financial Officer, will bring more than 30 years financial management expertise to the company. He will direct global financial strategy and planning, and manage all the finance functions of the company. Previously, Punwani served in senior financial and management roles at companies such as American Express, Empire Blue Cross/Blue Shield, Pan American World Airways and Transworld Airlines.

Jim Marsicano, Executive Vice President, Sales and Service, has been with Travelocity.com since 1996 and will oversee international business, portal and travel industry relations, and customer service. Marsicano's 25 years in the travel industry includes executive positions with Sabre Inc. and American Airlines where he served as managing director of commercial sales.

Andy Steinberg, Executive Vice President, Administration and General Counsel will join Travelocity.com at closing. He will supervise all legal matters and the human resources department. Steinberg is currently executive vice president and general counsel of Sabre Inc., having previously held a variety of positions in the legal department at American Airlines, including associate general counsel. Steinberg also practiced with Gibson Dunn and Crutcher in Los Angeles, California.

Peter Cardell CTC, Senior Vice President, Product Marketing, joined Travelocity.com in 1999 and will direct product design and business development. Cardell's travel experience spans 25 years with executive positions at Travelfest Superstores, The Leisure Company and Sabre Inc.

Chris McAndrews, Senior Vice President and General Manager, San Francisco, will join Travelocity.com from Preview Travel and will supervise vacation packages, cruises, content, community and media sales. Previously, he served as vice president of national accounts at International Data Group.

Michael Stacy, Senior Vice President, Consumer Marketing, has been with Travelocity.com since 1998 and will manage advertising, public relations, customer database and direct marketing initiatives. Stacy joined Travelocity.com from Microsoft's Sidewalk.com and held positions with Burlington, Inc. and Milliken & Company.

Dave D'Elia, Senior Vice President, Customer Service, will join Travelocity.com from Preview Travel and will manage all customer service and call centers in San Antonio, San Francisco and Sacramento. Previously, he was with Marriott International for more than 28 years, where he was responsible for domestic and international call center operations.

Chris Vasiliou, Senior Vice President, International, will join Travelocity.com from Sabre Inc. in April 2000 and will supervise international strategy and development. Vasiliou has been with Sabre Inc. since 1983 and brings more than 20 years international business experience to Travelocity.com from previous positions including senior vice president for Sabre Asia Pacific, division manager for Sabre Europe and director of agency sales for Registry Hotels.

Mamie Millard, Vice President, Applications Development, has been with Travelocity.com since 1995 and will lead the software development efforts. Prior to her appointment at Travelocity.com, Millard served as senior director of development at Sabre Inc.

As previously announced, William Hannigan, president and chief executive officer of Sabre Inc. will serve as chairman and Jim Hornthal, currently chairman of Preview Travel, will serve as vice chairman of Travelocity.com. In addition, at close, Christopher E. Clouser, president and chief executive officer of Preview Travel, will continue with Travelocity.com as a strategic advisor and will continue to concentrate on the successful integration of the two companies.

Travelocity.com, the leading online travel Web site, provides reservations capabilities for 95 percent of all airline seats sold, more than 46,000 hotels, more than 50 car rental companies and more than 70,000 vacation packages. This reservations capability is paired with access to a vast database of destination and interest information. To date, Travelocity.com has sold more than 3.6 million airline tickets and since its launch in March of 1996, Travelocity.com has registered more than 10 million members and logs more than 150 million page views per month.

In October 1999, the company announced plans to merge its Travelocity.com business with Preview Travel to form a new company, Travelocity.com. The transaction is expected to close in the first quarter 2000. The proposed merger, which has received regulatory approval, is subject to customary closing conditions and requires the approval of Preview Travel's stockholders. Sabre will have a 70 percent ownership in the new Travelocity.com.

Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre Inc.

INVESTOR NOTICE

         Investors are urged to read the proxy statement/prospectus included in the Registration Statement on Form S-4, filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger because it contains important information. The proxy statement/prospectus is available free of charge on the SEC's Web site (www.sec.gov), from Travelocity.com's Corporate Secretary, and from Preview Travel's Office of Investor Relations.

         In addition, the identity of the people who, under SEC rules, may be considered participants in the solicitation of Preview Travel, Inc. stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.

# # #

CONTACTS:
Travelocity.com Inc.:
         Judy Haveson/Dawn Caesar
         judy@vollmerpr.com/dawn@vollmerpr.com
         Vollmer
         512-472-3515
Travelocity.com New Executive Team
March 2000
Page 4